PAYMENT FORM

TO:	CIBC Mellon Trust Company
1600-1066 W. Hastings St.
Vancouver, BC V6E 3X1
Attention: Manager, Client Relations

     The undersigned is the registered holder of ___________________ common shares of Catalyst Paper Corporation (“Catalyst”) and, as a result, had been issued an identical number of rights (“Rights”) to purchase Catalyst shares in accordance with the terms of the shareholder rights plan agreement dated August 14, 2006 between Catalyst and CIBC Mellon Trust Company. The Rights were redeemed by Catalyst on October 6, 2006.

     The undersigned holder wishes to receive the redemption price of $0.00001 per Right for the aggregate amount of $ ________ and requests that a cheque for such amount be mailed to the shareholder at the following address:

__________________________________________
__________________________________________
__________________________________________
__________________________________________

This will be your good and sufficient authority for so doing.

DATED: _____________________

Signature

Name of Registered Holder
of Common Shares